YzApp International Inc.
7/F Jinhua Mansion
41 Hanguang Street
Nangang District, Harbin, 150080
People's Republic of China

April 10, 2009

By EDGAR Transmission

Tracey L. McNeil, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

YzApp International Inc.
Amendment No. 2 to Preliminary Information Statement on Schedule 14C
Filed March 26, 2009
File No. 0-52899

We hereby submit the responses of YzApp International Inc. ("YZAPP" or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated April 7, 2009, providing the Staff's comments with respect to the above referenced information statement on Schedule 14C (the "Information Statement").

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

Summary, page 12

  We note your response to prior comment 1. Please move the disclosure you have provided in response to the comment close to the forefront of the proxy statement. In this regard, we note that Instruction 2 to Item 1001 states that the summary term sheet "must begin on the first or second page of the disclosure document provided to securities holders."

Company Response: We have revised the Information Statement by moving the summary term sheet to page 2 of the Information Statement.

Background and History of New Resources and Heilongjiang Shuaiyi, page 14

  We note the statement, "The sole purpose of the Earn-In Agreements is to enable the Funders to reacquire ultimate controlling legal ownership of Heilongjiang Shuaiyi in compliance with regulatory requirements of China." Please briefly discuss such requirements or provide a cross-reference to section of the filing where you discuss the requirements.

Company Response: We have revised our disclosures under the heading "Background and History of New Resources and Heilongjiang Shuaiyi" in the Information Statement to provide a brief discussion of such regulatory requirements of China.

Incorporation of Financial Information, page 35

  Please tell us the basis for incorporating by reference the required financial information. It does not appear that you are eligible to incorporate by reference because you are not eligible to use Form S-3, and the information statement does not appear to relate to an annual meeting or the solicitation of written consents in lieu of an annual meeting. See Item 14(e) of Schedule 14A.. To the extent you believe to have basis to incorporate by reference the required financial information, please update the information. We note that you have not incorporated by reference the Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2009.

Company Response: In the Amendment No. 3 to the Information Statement, we have included the Consolidated Financial Statements of the Company for the years ended December 31, 2008 and 2007, which have already reflected the results of the share exchange transaction completed on December 23, 2008 and other related transactions completed in 2008. Therefore, we do not include the unaudited pro forma condensed consolidated financial information of the Company and its subsidiaries. Accordingly, we do not incorporate by reference any financial information in this Information Statement and we have revised our Information Statement by deleting the section of Incorporation of Financial Information from page 35.

In addition, we acknowledge and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (86) 451-82287746 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

YzApp International Inc.

By: /s/ Lianyun Han
Lianyun Han
Chief Executive Officer